Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

On July 13, 2021, Mr. Lars Norell, Co-Founder and Co-Chief Executive Officer of Altus Power, Inc. appeared on Cheddar News for an interview with Ms. Kristen Scholer. The transcript of the interview follows:

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Kristen Scholer:	Wall Street, the company announcing today that it will be going public via a SPAC merger with the blank check company, CBRE Acquisition Holdings. Well, joining me now is Lars Norell, Co-CEO of Altus Power. Lars, so good to have you on the show this afternoon. What about your company makes this the right time to tap the capital markets?

Lars Norell:	Sure. Thank you very much for having me. We cover a space that has very little attention, which is between the utility scale solar, which is the large solar rays that a lot of good companies are building out in deserts, and residential solar, which of course are solar systems that a couple of companies, including some public ones are building on homes. In between those two sectors is commercial and industrial solar, so big solar arrays built on commercial rooftops like distribution centers, or high schools, or hospitals, or offices. And this particular market is going to grow we think explosively over the next couple of years, only half of 1% of all the energy made in this country comes from C&I Solar. So we have a lot of growth ahead of us.

Kristen Scholer:	Okay, so I want you to talk about what this SPAC will do for the growth of your company. A SPAC, an IPO huge marketing event does create brand recognition around the firm, but how do you want to use the SPAC to grow?

Lars Norell:	Sure. We have a pipeline of deals that we’ve been working on clients to line up and tee up. We’ve been backed by Blackstone for the last seven years and together with Blackstone, we’ve created actually the first investment grade, senior credit facility that we can draw on to build more solar. But the SPAC and the act of going public together with the SPAC is going to raise about 680 million dollars for us, and together with the senior credit facility from Blackstone that gives us the ability to build several gigawatts of solar over next couple of years, which is part of our projection.

Kristen Scholer:	We talk a lot about climate on this show. We talk a lot about sustainability. I’m just curious from your vantage point, where do you see the demand for your products? Is it in a certain region in this country or is it in a certain place around the world? Where is that demand coming from?

Lars Norell:	Well, we started Altus 11 years ago and we thought that maybe at some point there would be demand for clean energy that is coming at us fast and furious, and that time really is now. The answer is everywhere. Every single large and small organization wants to continue to conduct their business’s activities, but power it by renewable energy. And this renewable energy can be made in several places, but one of the most clever places we think to make the [inaudible] it is being consumed. So adjacent to large buildings, or on top of roofs, or in parking lots with parking canopies that can feed the energy not only into the building that it’s sitting on, but also into electrical vehicles in the parking lot through EV charging. All that we think is a bunch of rooftops that need to be covered in solar panels if we’re going to have a chance to make a dent in the carbon emissions sector.

Kristen Scholer:	Does Biden’s commitment to climate change, fighting climate change, building out a sustainable infrastructure, including a one trillion dollar infrastructure bill, set to pass the Senate, perhaps in the next two months, is there a way immediately that, that will benefit your company?

Lars Norell:	It’s a good question. We are so busy at work talking to building owners that we don’t have a lot of time to spend looking at politics or what’s going on, but certainly the trend with the democratic agenda around clean energy and helping the country to sort of rebuild and focus some of that on clean energy is very good for us. It means that this topic is on the top of everyone’s agenda. No one ever wonders what it is we’re doing when we come in to propose to build a solar system on a roof and then sell clean, discounted electricity back to the customer. But we don’t depend on government incentives and rebates as much as when the market was fresh and new, about 10 years ago. We’re now able to build, for example, in California, in Florida, in Hawaii without any rebates or incentives whatsoever, we just need a lot of sunshine and the relatively high power prices that you see, for example, in California to create good value for our investors and for clients.

Kristen Scholer:	All right, Lars, we got to leave it there. Congratulations on the deal. That’s Lars Norell, he’s a Co-CEO at Altus Power.

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Important Information About the Transaction and Where to Find It

CBRE Acquisition Holdings, Inc. (“CBAH”) intends to file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the proposed business combination (the “Merger”) and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus will contain important information about CBAH, Altus Power, Inc. (“Altus”) and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Merger. CBAH and Altus urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about Altus, CBAH and the Merger. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in CBAH’s annual report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation, including Altus’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to CBAH as described above under “Important Information About the Transaction and Where to Find It.”

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Merger, the business plans, objectives, expectations and intentions of CBAH once the Merger and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus or other conditions to closing in the Merger Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Merger; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and CBAH’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus, the Transactions or other matters and attributable to CBAH and Altus or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.